SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
             (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No.1)*

                           Stratos International Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    863100202
                                 (CUSIP Number)

                               September 10, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.0%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, having $.01 par value (the "Common Stock") of Stratos International, Inc. (a successor-in-interest to Stratos Lightwave Inc.) (the "Issuer") beneficially owned by Amaranth LLC, and Nicholas M. Maounis ("Maounis") (collectively, the "Reporting Persons") as of August 31, 2004 and as of the date here of, and amends and supplements the Schedule 13G filed July 8, 2003 by the Reporting Persons for Stratos Lightwave Inc. (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 1(a).        Name of Issuer:

     Stratos International, Inc. (a successor-in-interest to Stratos Lightwave, Inc.).

Item 1(b).        Address of Issuer's Principal Executive Offices:

         7444 West Wilson Avenue
         Chicago, Illinois 60706

Item 2(a).        Name of Persons Filing:

     The  names of the  persons  filing  this  statement  on  Schedule  13G are:
Amaranth LLC, a Cayman Islands company ("Amaranth"), and Nicholas M. Maounis ("Maounis")(together, the "Reporting Persons"). Maounis is deemed to share beneficial ownership of the shares beneficially owned by Amaranth by virtue of his power to direct the vote and/or direct the disposition of securities owned by Amaranth.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Amaranth and Mr. Maounis is One American Lane, Greenwich, Connecticut 06831.

Item 2(c).        Citizenship:

     Amaranth is a Cayman Islands company and Mr. Maounis is a citizen of the United States.

Item 2(d).        Title of Class of Securities

     Common Stock, $.01 Par Value (the "Common Stock").

Item 2(e).        CUSIP Number:  863100202

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

          (a)     [ ]   Broker or dealer registered under Section 15 of the
                        Exchange Act.

          (b)     [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c)     [ ]   Insurance company defined in Section 3(a)(19) of the
                        Exchange Act.

          (d)     [ ]   Investment company registered under Section 8 of the
                        Investment Company Act.

          (e)     [ ]   An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E).

          (f)     [ ]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).

          (g)     [ ]   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G).

          (h)     [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

          (i)     [ ]   A church plan that is excluded  from the  definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)     [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)     Amount beneficially owned:

                  The Reporting Persons beneficially own 0 shares of Common Stock.

          (b)     Percent of class:

                  0.0%

          (c)      Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  Not applicable.

                  (ii)  Shared power to vote or to direct the vote

                  Not applicable.

                  (iii)  Sole power to dispose or to direct the disposition of

                   Not applicable.

                  (iv)   Shared power to dispose or to direct the disposition of

                   Amaranth and Maounis have shared power to vote or direct the vote of the 0 shares of Common Stock beneficially owned by the Reporting Persons.


Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable


Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a) in lieu of an Exhibit.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  April 8, 2005

          AMARANTH LLC
          By: Amaranth Advisors L.L.C.,
                   as Trading Advisor


                   By:  /s/Nicholas M. Maounis
                        ----------------------
                        Nicholas M. Maounis,
                        Managing Member


          /s/Nicholas M. Maounis
          ----------------------
          Nicholas M. Maounis